14042292

DEC 15 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Objective Equity, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Bretano Way
(No. and Street)

Greenbrae	California	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Riedel 212-334-6365
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

12/18/14

OATH OR AFFIRMATION

I, David Riedel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Objective Equity, LLC, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

YASUSHI KAJITA
Commission # 1959798
Notary Public - California
Marin County
My Comm. Expires Nov 10, 2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

OBJECTIVE EQUITY, LLC

FINANCIAL REPORT

SEPTEMBER 30, 2014

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Objective Equity, LLC

We have audited the accompanying statement of financial condition of Objective Equity, LLC (a New York limited liability company) as of September 30, 2014, and the related statements of income, changes in members' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of Objective Equity, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Objective Equity, LLC as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Objective Equity, LLC's financial statements. The supplemental information is the responsibility of Objective Equity, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
December 8, 2014

OBJECTIVE EQUITY, LLC
Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$	15,591
Prepaid expenses		1,858
TOTAL ASSETS	$	17,449

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	3,417
Members' Equity		14,032
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,449

See notes to financial statements.

OBJECTIVE EQUITY, LLC
Statement of Income
Year Ended September 30, 2014

Revenue	
Corporate advisory services	$ 4,500
Expenses	
Accounting	14,700
Business services	4,554
Regulatory fees and expenses	2,455
Technology services	2,785
Taxes	805
Professional Fees	750
Other expenses	255
TOTAL EXPENSES	26,304
NET LOSS	$ (21,804)

See notes to financial statements.

OBJECTIVE EQUITY, LLC
Statement of Changes in Members' Equity (Deficit)
Year Ended September 30, 2014

Balance at September 30, 2013	$	(35,668)
Contributions from members - cash		51,000
Payable forgiven by related party		20,504
Net loss		(21,804)
Balance at September 30, 2014	$	14,032

See notes to financial statements.

OBJECTIVE EQUITY, LLC
Statement of Cash Flows
Year Ended September 30, 2014

Cash flows from operating activities:	
Net loss	$ (21,804)
Adjustments to reconcile net loss to net cash used in operating activities:	
Payable forgiven by related party	20,504
Changes in assets and liabilities	
Increase in prepaid expenses	(1,179)
Decrease in accounts payable and accrued expenses	(14,948)
Decrease in payable to related party	(18,135)
Net cash used in operating activities	(35,562)
Cash flows from financing activities:	
Contributions from members	51,000
Net increase in cash	15,438
Cash at beginning of year	153
Cash at end of year	$ 15,591

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-Cash Financing Activities:

During the year ended September 30, 2014, a related party forgave $20,504 owed by the Company, which was recorded as a contribution to members' equity. See Note 4.

OBJECTIVE EQUITY, LLC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

NOTE 1- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Objective Equity, LLC, (Company) was organized in April 2004 as a New York Limited Liability Company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to private placements of securities, and research and corporate advisory services. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily of providing research and corporate advisory services. The Company's customers are primarily corporations and financial institutions located throughout the United States.

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

OBJECTIVE EQUITY, LLC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

NOTE 1- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

As of September 30, 2014, open Federal tax years include the tax years ended September 30, 2011 through September 30, 2013.

The Company is subject to state income taxes.

Revenue Recognition

The Company recognizes revenue related to the private placements of securities, and research and corporate advisory services when earned under the respective agreements.

NOTE 2- NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $12,174, which was $7,174 above its net capital requirement of $5,000. The Company's net capital ratio was .28 to 1.

NOTE 3- CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

OBJECTIVE EQUITY, LLC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

NOTE 4- RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/ CONCENTRATION OF SERVICES

The majority member of the Company, a registered securities representative and officer of the Company, generated all of the Company's revenue for the year ended September 30, 2014 and received no compensation. The Company is economically dependent upon the majority member due to the concentration of services provided by the majority member.

The majority member provides office facilities without charge to the Company.

The Company had a payable to a related party controlled by the majority member totaling $18,135 at September 30, 2013, related to expenses paid by the related party on behalf of the Company. During the year ended September 30, 2014, this related party paid an additional $5,369 in expenses on behalf of the Company, the Company repaid $3,000 of the amount due to the related party, and the related party forgave the remaining $20,504 owed by the Company, which is shown as a contribution of members' equity in the accompanying financial statements.

NOTE 5- GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital or additional revenue sources, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional sources of capital and revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 6- SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2014, through December 8, 2014, the date which the financial statements were available to be issued.

There were no additional events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

OBJECTIVE EQUITY, LLC
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2013

Computation of Net Capital

Total members' equity qualified for net capital	$ 14,032
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,858
Net Capital	$ 12,174
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 3,417
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 7,174
Ratio of aggregate indebtedness to net capital	.28 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2014 as filed by Objective Equity, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requireme

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding the SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Objective Equity, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Objective Equity, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Objective Equity, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Objective Equity, LLC stated that Objective Equity, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Objective Equity, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Objective Equity, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
December 8, 2014

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

380 Bretano Way
Greenbrae, CA 94904
Tel: 212-334-6365
Fax: 212-253-4263

Objective Equity, LLC

EXEMPTION REPORT

Objective Equity, LLC's Assertions

We confirm, to the best of our knowledge and belief, that:

1. Objective Equity, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year October 1, 2013 to September 30, 2014.
2. Objective Equity, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year October 1, 2013 to September 30, 2014 without exception.